SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated October 10, 2005

B

Press Release dated October 17, 2005

C

Press Release dated October 26, 2005

D

Press Release dated October 31, 2005

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EXHIBIT A

SAPIENS AWARDED THE IMPLEMENTION OF A CLAIMS MANAGEMENT SOLUTION FOR A LEADING GLOBAL INSURANCE COMPANY

Research Triangle Park, N.C. – October 10, 2005 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced that one of the world’s leading insurance companies, has selected Sapiens to implement a global Claims management solution using the Sapiens INSIGHTTM solution and eMerge technology suite of products.  Revenues constructed of License and services are expected to be somewhat below $1M for 2005 and services are forecasted to continue through 2006 and 2007.

The decision to use Sapiens will enable the company to differentiate itself in both its ‘service activities’ and ‘insurance activities’ and will ensure its continued commitment to profitable growth in a fiercely competitive landscape. Once implemented, the Claims management solution is planned to be rolled out to all subsidiaries across Europe (UK, France, Germany, Italy, and Spain).

The insurance company's Chief Information Officer commented: "after a thorough analysis of the various claims solutions on the market we opted for Sapiens. We were impressed with their credentials and delivery track record in the Insurance sector. They will enable us to deliver the Claims solution quickly and at a fixed price, which is important to us and very unique in the marketplace."

Itzick Sharir, President and CEO of Sapiens International, added: "this is a significant milestone for Sapiens and its Insurance Business Solutions strategy. It demonstrates and re-confirms that our solutions have a global appeal. In addition, it demonstrates to our long term customers that we can deliver innovative solutions to keep them ahead of their competition. Having this giant multi-national insurance company selecting Sapiens is a huge vote of confidence and recognition, both in our insurance solution and our technology."

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com or contact Kali Bagary

For additional information:

Kali Bagary

Managing Director, Sapiens UK

Tel: +44 1895 464275

Email: kali.b@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT B

SAPIENS & PARAMEDS.COM ANNOUNCE PARTNERSHIP TO DELIVER ADVANCED UNDERWRITING SERVICES IN NORTH AMERICA

MediRisk™ Solution Improves Life & Health Underwriting Profitability

RESEARCH TRIANGLE PARK, NC – OCTOBER 17, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT) and Parameds.com announced today the formation of a partnership to provide MediRisk™, an innovative automated expert underwriting solution, to the North American Life and Health insurance market.   The partnership will offer the MediRisk™ solution through outsourced services and direct license options to deliver fully automated new business processing, expert underwriting, and risk analytics for life, health and disability insurance carriers. MediRisk™, part of the Sapiens INSIGHT™ suite of insurance solutions, is a sophisticated, flexible, and adaptable software for the medical underwriting process that produces an accurate, objective underwriting decision in a matter of a few minutes for any life, health, or disability insurance product.

MediRisk™ uses Sapiens’ eMerge business-rules technology to integrate specific insurer underwriting philosophies with constantly updated medical, pharmacological, and disease databases to produce an underwriting decision or unique risk assessment “score” defining the individual health status for applications for life, health or disability insurance – all in an in-house or outsourced solution that easily integrates with existing systems.

MediRisk™’s underwriting risk analysis engine and configuration capabilities are unique in the industry, enabling clients to reduce application processing time and cost by 80% or more, and process a single application for multiple life, health, and disability products or coverage in a single transaction.

"We are delighted to partner with Parameds.com to make MediRisk™ available to life and health insurers in North America” commented Steven Bessellieu, President of Sapiens Americas. “Its benefits have been recognized by analysts and clients throughout Europe and the Middle East, and we expect clients to immediately begin to leverage its advantages”.

Eli Rowe, CEO of Parameds.com, remarked, "We believe that MediRisk™’s flexibility, rules-based technology, rapid implementation approach and easy maintenance combined with Parameds’ market presence, superior client service, and proven ability to deliver high quality outsourcing represents outstanding value for carriers looking to reduce costs and more effectively compete and grow in today's constantly changing market."

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About Parameds.com

A pioneering leader in the underwriting data retrieval and management industry, Parameds.com continues to set the standard in responsive and expedited service, innovative systems capabilities, and value based pricing.  Parameds.com's life and health insurance application services include APS retrievals - averaging national turnaround time of 9 calendar days - revolutionary Expert Automated Underwriting Solutions enabling true straight-through processing for any company or product, and an Exam Solution that assures the highest rated examiner anywhere service is required.   Parameds.com, headquartered in New York with representatives nationwide, provides services to a broad range of carriers nationwide, including many of the top 100 life and health insurance companies in North America.   For more information contact Stuart Levy, Chief of Operations at stuart.levy@parameds.com, or visit www.parameds.com

About MediRisk™

MediRisk is a fully automated new business processing, expert underwriting, and managerial solution for the life and health insurance industry. MediRisk is a sophisticated, flexible and adaptable solution for the medical underwriting process combining the expertise of medical specialists with disease, pharmacological, cultural and demographic data to produce an accurate, objective and reliable underwriting decision, based on specific insurer underwriting philosophy, in matter of a few minutes for any life, health, or disability insurance application.  Using flexible rules technology, MediRisk enables carriers to innovate at every point in the underwriting process – from deployment at point of sale and expedited, accurate application analysis to scoring, rating and decisions, with real time process quality refinement through data analysis, management reporting, and risk modelling.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com

FOR ADDITIONAL INFORMATION:

Mary Onate
Sapiens Americas
Tel: +1 919-405-1588
e-Mail: mary.o@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT C

SAPIENS INTRODUCES NEW GENERATION OF BUSINESS-RULES TECHNOLOGY THROUGH SERVICE ORIENTED ARCHITECTURE

Future Proofing the eMerge Technology Suite

RESEARCH TRIANGLE PARK, NC, October 26, 2005 - Sapiens International Corporation N.V. (NASDAQ: and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today an upgrade to its pioneering eMerge™ business-rules technology suite.  Release V4.4 of eMerge™ adds support for Service Oriented Architectures (SOA), enhancing the cost-efficient delivery and management of modular and reusable enterprise software solutions.

Providing the agility required of enterprises responding to challenges posed by the ever-increasing pace of change in the global economy, eMerge™ V4.4 includes:

Web Services – enabling enterprises to extend value by using Web Services for existing and new business services – whether provided by Sapiens or others. Web Services are published and consumed utilizing SOAP for CICS or AXIS running in an Application Server such as IBM's WebSphereTM, BEA WebLogicTM, etc. Supported transports include WebSphere MQTM and HTTP.

XML Messaging – providing the ability to both instantiate and receive XML messages to and from 3rd party applications out of the box adds an important new capability to integrate disparate silo-style legacy and new business systems.  Full integration with eMerge's business rules engine and development environment translates into higher productivity in handling real-world integration challenges.  eMerge™ XML messaging supports both synchronous and asynchronous modes of processing.

J2EE and .NET Support – enabling easy integration within J2EE and .NET architectures, including eMerge Resource Adapter which implements a J2EE connector according to the SUN Java Connector Architecture specification and EJB Binding – the ability to access eMerge™ objects from an EJB container.

Using these new features, enterprises that have previously leveraged eMerge™ to define highly complex business logic and execute heavy duty transaction-intensive enterprise class work loads can now use industry standard technologies to rapidly extend the value of their eMerge™ business-rules technology to all corners of the enterprise.

Remarking on the release, Mr. Itzick Sharir, President and CEO of Sapiens International said: “This new generation of eMerge™ demonstrates our continued commitment to enhancing and ‘future proofing’ our technology.  We protect and extend the value of our clients’ investment in our eMerge™ technology through the development of new capabilities and adapters which allow them to leverage new industry standard technologies without the cost of re-developing their eMerge™ applications. To our insurance customers, this new generation of eMerge™ enables the deployment of new business modules while providing the flexibility and speed to market required in today's changing world."

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About Sapiens eMerge™

Sapiens eMerge™ is a robust, rules-based rapid application development (RAD) technology suite leveraged by organizations worldwide to quickly develop, run and maintain software solutions at lower overall cost.  Future-proofed using our eMerge™ Adapter approach to technology evolution, eMerge™ developed solutions can be migrated from platform to platform, database to database, and leverage new technologies, such as Web Services, without rewriting the solution.  Deployed at over 100 global clients, eMerge™ uses event-driven technology to maintain the integrity of business policies and establishes a single point of truth, allowing companies to better manage compliance issues and rapidly implement new business rules.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com

FOR ADDITIONAL INFORMATION:

Mary Onate
Sapiens Americas
Tel: +1 919-405-1588
e-Mail: mary.o@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT D

IAT GROUP SELECTS
SAPIENS INSIGHT™ FOR REINSURANCE

Business Rules Technology solution integrates management of

ceded and assumed reinsurance

RESEARCH TRIANGLE PARK, NC – OCTOBER 31, 2005 - - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced that IAT Reinsurance Company Ltd. (IAT Group) with corporate offices in Raleigh, NC signed a license agreement for Sapiens’ reinsurance administration software, Sapiens INSIGHT™ for Reinsurance.

IAT GROUP will implement Sapiens INSIGHT™ for Reinsurance in Raleigh for all its group companies including Occidental Fire & Casualty Company of North Carolina, Wilshire Insurance Company, Acceptance Indemnity Insurance Company, Acceptance Casualty Insurance Company and Harco National Insurance Company.

IAT GROUP is the first to license Sapiens INSIGHT™ for Reinsurance in North America following its launch at the Risk and Insurance Management Society (RIMS) conference in Philadelphia.

Leveraging Sapiens’ pioneering eMerge™ Business Rules Technology, Sapiens INSIGHT™ for Reinsurance is a state-of-the-art, web-based solution that streamlines and reduces the cost of handling reinsurance business functions through recovery automation and exposure management.  In addition, the solution allows accounting, claims and underwriting professionals to dynamically alter the behavior of the system to manage complex reinsurance programs negotiated in response to market changes, corporate and stakeholder needs.

According to an IAT Group executive, “The company evaluated several reinsurance admin systems over the past 18 months and concluded that the Sapiens INSIGHT™ for Reinsurance product offers a significant opportunity for the IAT GROUP to dramatically improve the management of its reinsurance portfolio and processes”.

“We are very pleased to have IAT GROUP as our first reinsurance partner in the Americas. This innovative reinsurance solution will offer them a solid business platform for managing the risks inherent in today’s fast-paced, ever changing, tightly regulated marketplace,” said Steven Bessellieu, President of Sapiens Americas.

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About IAT Reinsurance Company Ltd.  IAT is a privately held Bermuda domiciled reinsurer, with corporate offices in Raleigh, NC that was founded in 1986, and at June 30, 2005 had capital and surplus of approximately $900 million.  IAT Re writes property and casualty reinsurance and is a direct writer of property and casualty insurance in the U.S. through its wholly-owned subsidiaries Harco National Insurance Company, Occidental Fire & Casualty Company of North Carolina, Wilshire Insurance Company, Acceptance Indemnity Insurance Company and Acceptance Casualty Insurance Company.  IAT Re and all of its insurance subsidiaries are rated A- (Excellent) by A.M. Best Company.

About Sapiens INSIGHT™ for Reinsurance

Sapiens INSIGHT™ for Reinsurance supports carriers and reinsurers in the management of ceded and assumed reinsurance including proportional and non-proportional treaties, facultative contracts, and finite risk agreements.  Leveraging Sapiens’ pioneering eMerge™ Business Rules Technology, Sapiens INSIGHT™ for Reinsurance is based on ACORD standards and XML technology; it supports both multi-currency and multi-lingual processing, and accommodates multi-company corporate structures.  This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling reinsurance business functions through automation and integration of business rules.  In addition, the solution allows business users to dynamically alter the behavior of the system in response to market changes, corporate and stakeholder needs.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com

FOR ADDITIONAL INFORMATION:

Mary Onate
Sapiens Americas
Tel: +1 919-405-1588
e-Mail: mary.o@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  October 31, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary